Exhibit 99.2

RNS Number: 2529U
Wolseley PLC
15 January 2004

NEWS RELEASE
15 January 2004

Wolseley plc
European Strategy Investor Morning

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products, is today hosting an investor morning on its European strategy. No material information regarding current trading will be given in the presentations beyond that announced in the trading statement on 14 January 2004.

The presentations will be as follows:

Introduction	Charlie Banks, Group Chief Executive
European Overview	Gerard Legtmann, CEO Europe
Wolseley France	Jacques Regis-Descours, MD Wolseley France
Wolseley Centers (UK)	Adrian Barden, MD Wolseley Centers, UK
Manzardo (Italy)	Claudio Manzardo, MD Manzardo, Italy
Tobler (Switzerland)	Fred Gamper, MD Tobler, Switzerland
European Strategy	Gerard Legtmann, CEO Europe

The presentation will start at 10.00 am, with coffee served from 09.45 am, and will take place at UBS, 1 Finsbury Avenue, London EC2.

The presentation slides will be available on the Company’s website www.wolseley.com. In addition a live audio webcast of the meeting including Q & A can be accessed from the Company’s website www.wolseley.com or www.cantos.com this morning at 10.00am, with registration from 9.30 am. A recorded version will be made available later in the day on both sites.

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd
Tel: 0118 929 8700	Tel: 020 7404 5959

Guy Stainer – Head of Investor Relations	Sophie Fitton
Nina Richmond

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The company news service from the London Stock Exchange

END